Filed pursuant to Rule 433
Registration Nos. 333-165529 and 333-159397
Final Term Sheet

Issuer:	Province of Ontario

Expected Ratings:	Moody’s Aa1; S&P AA-; DBRS AA (low)

Title:	3.150% Bonds due December 15, 2017

Aggregate Principal Amount:	U.S.$1,250,000,000

Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Trade Date:	December 8, 2010

Issue Date (Settlement Date):	December 15, 2010

Maturity Date:	December 15, 2017

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2011. Interest will accrue from December 15, 2010.

Spread to Treasury:	+ 57.5 basis points

Spread to Mid-Swaps:	+ 41 basis points

Benchmark Treasury:	UST 2.25% due November 30, 2017

Treasury Spot/Yield:	97-20+ / 2.622%

Yield to Maturity:	3.197% semi annual

Interest Rate:	3.150%

Public Offering Price:	99.707% plus accrued interest from December 15, 2010 if settlement occurs after that date

Day Count Convention:	30/360

Underwriters:
CIBC World Markets Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
TD Securities (USA) LLC
UBS Limited
Bank of Montreal, London Branch
Goldman Sachs International
National Bank Financial Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Prospectus and Prospectus Supplement:	Prospectus dated as of May 13, 2010, and Preliminary Prospectus Supplement dated as of December 8, 2010.

http://www.sec.gov/Archives/edgar/data/74615/000095012310111891/o65426e424b2.htm

CUSIP# / ISIN#:	68323A AC8 / US68323AAC80

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Regulated Market may be completed following settlement on a best efforts basis.

Settlement:
We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding business day should consult their own advisor.

U.S. Legend:
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. at 1-800-282-0822, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, TD Securities (USA) LLC at 1-800-263-5292 or UBS Limited at 011-44-20-7567-2479.

European Economic Area Legends:
If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (the “Prospectus Directive”) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these bonds once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these bonds admitted to trading on the London Stock Exchange plc’s Regulated Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the UKLA Prospectus will be published in due course, subject to its approval by the United Kingdom Listing Authority, and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ontario Financing Authority, One Dundas Street West, Suite 1400, Toronto, Ontario, Canada M5G 1Z3 and the United Kingdom paying agent, The Bank of New York Mellon, One Canada Square, London E14 5AL, England. Investors in the European Economic Area should not subscribe for any bonds referred to in this advertisement except on the basis of information in the UKLA Prospectus.

Swiss Legend:
The prospectus dated as of May 13, 2010 and the preliminary prospectus supplement dated as of December 8, 2010 and this notice do not constitute a public offering prospectus. The prospectus dated as of May 13, 2010 and the preliminary prospectus supplement dated as of December 8, 2010 and this notice may not be issued, circulated or distributed or otherwise made publicly available in or from Switzerland and are not intended as an offer or solicitation with respect to the purchase or sale of the bonds by the public.

OTHER:
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4